7 reasons: Kurt Cobain, David Bowie, and the Louvre? Inbox ×

MASTERWORKS

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

Sam,

We noticed you've checked out our Elizabeth Peyton offering, but haven't invested yet.

Peyton is a critically acclaimed artist, and this offering captures a lot of what makes her works so important to the Contemporary movement, so I thought I'd give you a quick rundown of why we like this painting and her market:

1. **Kurt Cobain, David Beckham, David Bowie, Prince Harry, John Lennon, Keith Richards** and other celebrities have all starred in Peyton's portraits.
2. She is the **first artist-in-residence in the Louvre's history**, alongside one other artist.
3. Her custom painting for the Timothée Chalamet film Bones and All was displayed at the Venice Film Festival along the Grand Canal in '22.
4. Among lower deals, Peyton's just achieved a new auction record price of **$2.47M for a single painting** earlier this year.
5. This portrait features Peyton's friend, the world-renowned artist Maurizio Cattelan, who went viral for selling a banana duct-taped to a wall for $120K.
6. The painting was included in a number of **prestigious museum shows** at places like the Royal Academy of Art in London, the New Museum, and the Walker Art Center.
7. A similar painting recently **sold for $752K, a price 53% higher** than our offering size of $492K. Other recent similar sales have achieved impressive results like $622K ('23) and $451K ('23).

These sorts of details can sometimes be helpful when considering a potential investment, so I wanted to lay it all out here.

Check out Peyton here, if you're interested. View offering circular below

Thanks,

Anthony DeSimone
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Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

*Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.